EXHIBIT 21

Subsidiaries of the Small Business Issuer

Name of Subsidiary Company	State or other Jurisdiction of Incorporation or Organization	Other Names under which the Subsidiary does Business
Tekoil & Gas Gulf Coast, LLC	Delaware	None

Tekoil Drilling Company, LLC	Delaware	None

Tekoil & Gas Marine Operations, Inc.	Texas	None

Tekoil & Gas Oilfield Services, Inc.	Texas	None

Tekoil Rig Development Corporation	Newfoundland and Labrador,Canada	None